UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Mistras Group, Inc.
(Name of Issuer)
Common Stock, par value $0.00 per share
(Title of Class of Securities)

60649T 107
(CUSIP Number)

Stephanie Foglia, Trustee
c/o Mistras Group, Inc.
195 Clarksville Road
Princeton Junction, NJ 08550
670-324-6463
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Sotirios Vahaviolos January 2023 2-Year Grantor Retained Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY

4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,734,718
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 6,734,718
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,734,718
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22% 1
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1.	Calculated based on 30,597,633 shares of Common Stock of the Issuer issued and outstanding as of December 31, 2023.

1	NAMES OF REPORTING PERSONS Stephanie Foglia, Trustee

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,379,731 [1]
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 7,379731 [1]
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 645,013
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1% 2
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1.
Consists of (i) 6,734,718 shares of Common Stock held by the Sotirios Vahaviolos January 2023 2-Year Grantor Retained Annuity Trust (the “GRAT”), and (ii) 645,013 shares of Common Stock held by Ms. Foglia and members of her immediate family. Ms. Foglia is the sole trustee of the GRAT and consequently has sole voting power and dispositive control over the shares held by the GRAT. Ms. Foglia disclaims beneficial ownership of the shares of Common Stock held by the GRAT, except to the extent of her interest as a potential beneficiary of the GRAT upon its termination.

2.	Calculated based on 30,597,633 shares of Common Stock of the Issuer issued and outstanding as of December 31, 2023.

Item 1.	Security and Issuer.
This Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Mistras Group, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are at 195 Clarksville Road, Princeton Junction, NJ 08550.

Item 2.	Identity and Background.
(a) This Schedule 13D is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	Sotirios Vahaviolos January 2023 2-Year Grantor Retained Annuity Trust (the “GRAT”), and

(i)	Stephanie Foglia

(b) The principal business address of each of the Reporting Persons is c/o Mistras Group, 195 Clarksville Road, Princeton Junction, NJ 08550.

(c) The GRAT is a trust created by the founder and Executive Chairman of the Issuer, Sotirios Vahaviolos. On January 9, 2023, Dr. Vahaviolos created the GRAT to transfer by gift 6,734,718 shares of Common Stock into the GRAT for estate planning purposes.

(d) Stephanie Foglia is the adult daughter of Dr. Vahaviolos and does not reside with him. Ms. Foglia is the sole trustee of the GRAT. Ms. Foglia disclaims beneficial ownership of the shares of Common Stock held by the GRAT, except to the extent of her interest as a potential beneficiary of the GRAT upon its termination.

(d)-(e) During the last five years, each of the Reporting Persons (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source or Amount of Funds or Other Consideration.

No funds were needed for the GRAT to acquire the shares common stock, as the shares were contributed to the GRAT by Dr. Vahaviolos as a gift for estate planning purposes. Dr. Vahaviolos owned the Shares contributed to the GRAT for over 13 years prior to the establishment of the GRAT. The shares of Common Stock owned by Ms. Foglia and members of her immediate family were not acquired in connection with the creation of the GRAT.

Item 4.	Purpose of Transaction.
The transaction involves the contribution via gift by Dr. Vahaviolos of 6,734,718 shares of Common Stock to the GRAT for estate planning purposes.

The Reporting Persons have no present intention to make any dispositions of the shares of Common Stock in the GRAT, other than (i) to make annuity payments in the form of shares of Common Stock to Dr. Vahaviolos in accordance with the terms of the GRAT, and (ii) upon the termination of the GRAT on or about the second anniversary date of its establishment, to make distributions in accordance with the terms of the GRAT of any shares of Common Stock remaining in the GRAT to the beneficiaries. Notwithstanding the foregoing, the Reporting Persons reserve the right to change their intention and may at any time, or from time to time, decide to dispose of all or a portion of the shares of Common Stock owned by the GRAT in the open market, in privately negotiated transactions or otherwise. The Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Ms. Foglia, as trustee, and Dr. Vahaviolos, as grantor, have agreed with the Issuer that the shares of Common Stock held by the GRAT will be subject to the Issuer’s insider trading compliance policy.

Item 5.	Interest in Securities of the Issuer.
The aggregate number of shares of Common Stock to which this Schedule 13D relates is 7,379, 731, including (i) 6,734,718 shares of Common Stock held by the GRAT, and (ii) 645,013 shares of Common Stock held by Ms. Foglia and members of her immediate family. Because Ms. Foglia is the trustee of the GRAT, she is deemed to have sole power over voting and disposition of the shares of Common Stock held by the GRAT. Ms. Foglia disclaims beneficial ownership of the shares of Common Stock held by the GRAT, except to the extent of her interest as a potential beneficiary of the GRAT upon its termination.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
None

Item 7.	Material to Be Filed as Exhibits.
None

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

Sotirios Vahaviolos January 2023 2-Year Grantor Retained Annuity Trust

By:	/s/ Stephanie Foglia
Name: Stephanie Foglia Title: Trustee

/s/ Stephanie Foglia
Stephanie Foglia